

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Jinsong Xu
Chief Executive Officer
ZHONGSHANG TECHNOLOGY INC
10th Floor, Building A, Xinli Yingfeng Center,
No. 2 Hongchuang Second Street, Nancun Town, Panyu District
Guangzhou 518051, People's Republic of China

> **Re: ZHONGSHANG TECHNOLOGY INC**
> **Registration Statement on Form F-1**
> **Filed August 29, 2025**
> **File No. 333-289935**

Dear Jinsong Xu:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Matthew Derby at 202-551-3334 or Larry Spirgel at 202-551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology